Delisting Determination,The Nasdaq Stock Market, LLC,
June 18, 2008, Global Payment Technologies, Inc. The Nasdaq Stock
Market LLC (the Exchange) has determined to remove from listing the common stock of Global Payment Technologies, Inc.
(the Company), effective at the opening of the trading session on June 30, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(4). The Company was notified of
the Staffs determination on December 6, 2007. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 17, 2007.